A special meeting of the shareholders of the Large Cap Growth Fund was held on February 28, 2011 (the "Meeting"). At the Meeting, shareholders of the Large Cap Growth Fund approved a Plan of Reorganization which provides for and contemplates: (1) the transfer of all of the assets and liabilities of the Large Cap Growth Fund to the Large Growth Fund in exchange for Institutional Class shares and Investor Class shares of the Large Growth Fund; and (2) the distribution of the Institutional Class shares of the Large Growth Fund and the distribution of the Investor Class shares of the Large Growth Fund in the liquidation of the Large Cap Growth Fund. There were 23,903,248 shares of Large Cap Growth Fund eligible to vote at the Meeting. The results of the Meeting are presented below:

Voting Results     No. of Share     % of Outstanding    % of Shares
                        Shares            Shares           Voted
Affirmative          18,926,007            79.178%        99.782%
Against                  26,197             0.109%         0.138%
Abstain                  15,182             0.064%         0.080%
Total                18,967,386            79.351%       100.000%